February 14, 2007

Via Edgar and Facsimile

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.
Form 10-SB (File No. 0-52357)
Filed on December 29, 2006

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form 10-SB (File No. 0-52357) (the “Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement originally filed on December 29, 2006.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated January 5, 2007. The following consists of the Company’s response to the Staff’s comment letter in identical numerical sequence. Please note that for your convenience, each of your comments is repeated below with the Company’s response immediately following:

General

1.
Comment: Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on December 8, 2006, your filing will become effective on February 6, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: We respectfully note your comment and confirm that the Company is aware that its registration statement will automatically become effective 60 days after filing.

2.
Comment: Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995 on pages i and 13.

Response: We respectfully note your comment and have omitted the references to the safe harbor provisions.

3.
Comment: We presume you are presenting the historical financial statements of JDCO, Inc. since you were a shell company with no operations at the time of the merger on November 30, 2006. If our understanding is correct, the financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Liquidity and Capital Resources sections of your document presented as of September 30, 2006 should be of Java Detour, inc. (i.e., the shell company) and not JDCO, Inc. up until February 14, 2007 when you are required to update the financial statements in your pending registration statements. You should, however, include the historical financial statements of JDCO, Inc. for the same periods presented for Java Detour pursuant to Item 310(c) of Regulation S-B and pro forma financial statements required by Item 310(d) of Regulation S-B. After February 14, 2007, we would expect the financial statements to be those of the accounting acquirer, JDCO, Inc. reflecting the recapitalization as of November 30, 2006. This comment also applies to the financial statements provided in your Form SB-2 filed on December 29, 2006 and Form 8-K filed on December 8, 2006 as amended on Form 8-K/A filed on December 11, 2006.

Response: We respectfully note your comment and pursuant to a conversation we had with William Choi, Accounting Branch Chief, the Company intends to update its financial statements in accordance with the second alternative noted in the Staff’s comment above when the Company files its subsequent amendment to this registration statement.

4.
Comment: Considering that several significant events impacting your financial statements occurred subsequent to September 30, 2006, including the private placement, the conversion of your preferred stock and certain debt obligations, and exercise of certain warrants, it appears that your future financial statements will be materially different from those presented as of September 30, 2006. As such, please provide pro forma financial statements that reflect the preceding and all other material transactions surrounding your reverse merger transaction in your amended filing.

Response: We respectfully note your comment and confirm that the Company’s auditors are in the process of preparing the requested pro forma financial statements, which the Company intends to include when they file its subsequent amendment to this registration statement.

5.	Comment: Please explain how you accounted for your reverse merger acquisition with JDCO, Inc. In doing so, please provide the following information:

•
Confirm and disclose that Java Detour, Inc. (formerly Media USA.com, Inc. or Media USA) was a shell company and that you accounted for the transaction as a recapitalization outside the scope of SFAS 141;

•	Tell us whether or not Media USA became a shell within the last 12 months by abandoning or disposing of material operations;

•
Detail for us the balance sheet adjustments you recorded on the acquisition date. To assist in our review, provide us with a tabular presentation of your balance sheet on the acquisition date that includes columns for (1) Media USA before the merger, (2) JDCO before the merger, (3) acquisition adjustments, and (4) the consolidated company after the merger;

•	Explain how the transaction impacted your historical earnings per share computations, including the effect on your weighted average shares outstanding; and

•	Confirm that you recognized the costs of the transactions directly to equity only to the extent of cash received and that you charged to expense all costs in excess of cash received.

Response:

•
We respectfully note your comment and have revised the Company’s discussion in Item 2 to disclose that Media USA was a shell company and that the Company accounted for the reverse merger as a recapitalization.

•	We respectfully note your comment and we supplementally inform you that Media USA did not become a shell within the last 12 months by abandoning or disposing of material operations.

•
We respectfully note your comment and confirm that the accountants are in the process of compiling the information required for the requested tabular presentation, which the Company intends to include when it files its subsequent amendment to this registration statement.

•
We respectfully note your comment and confirm that the accountants are in the process of determining how the transaction impacted the Company’s historical earnings per share computations. The Company intends to provide such explanation when it files its subsequent amendment to this registration statement.

•
We respectfully note your comment and confirm that the Company recognized the costs of the transactions directly to equity only to the extent of cash received and that there were no additional costs in excess of cash received.

Part I

Item 1. Description of Business, page 1

Overview

6.
Comment: Describe in further detail how you intend to address your competition with “highly refined drink preparation systems” and “specialized training procedures.” Indicate how much this will cost, what resources you will use and when you expect to have these systems and procedures in place. It appears that this discussion would be appropriate under Business and Management’s Discussion and Analysis or Plan of Operations.

Response: We respectfully note your comment and have updated the disclosures to indicate that the referenced systems and procedures are already in place.

Retail Stores, page 1

7.	Comment: Please explain “end cap” and “inline” store.

Response: We respectfully note your comment and have revised our disclosure to explain the terms “end cap” and “inline.”

8.	Comment: Please include a table that shows the location of your company-owned and franchised stores.

Response: We respectfully note your comment and have included a table in Amendment No. 1 showing the location of our company-owned and franchised stores.

9.	Comment: Please also include a table that shows your revenue components for the periods presented in your financial statements.

Response: We respectfully note your comment and have included a table in Amendment No. 1 showing the Company’s revenue components for the periods presented in its financial statements.

Store Design and Atmosphere, page 1

10.	Comment: Please indicate how your stores are “ergonomically designed” and by whom.

Response: We respectfully note your comment and have updated the disclosures to indicate how the Company’s stores are ergonomically designed.

Company-Owned Stores, page 2

11.
Comment: In the 2nd paragraph you indicate that in October 2003 you entered into a 3 year agreement to develop at least 15 stores and that that you have done 6. That is more than 3 years ago and you are short of your goal. Please update the discussion in this paragraph and give the current status of your development. Also discuss the material terms of the transactions you refer to.

Response: We respectfully note your comment and have updated the discussion to reflect the current status of the development agreement with First Street Ventures. Additionally, we note that the material terms of such agreement are already disclosed under Item 7 of the Registration Statement and the Company has referenced the reader to the appropriate disclosure for additional information. The Company also updated the disclosure to discuss the material terms of the development agreement with Pavilion Development.

12.
Comment: We note you refer to “an oral development agreement with Focus Brands to open co-branded Java Detour®/Cinnabon stores both nationally and in your international development territories.” Please indicate that such an agreement has no legal basis and thus no assurance of any performance.

Response: We respectfully note your comment and have updated the disclosure to indicate that the oral agreement with Focus Brands has no legal basis and thus no assurance of any performance.

13.
Comment: We note in your Description of Properties on page 22 that you regularly evaluate the economic performance of your company-owned stores and, when feasible, close or sell ones that do not meet your expectations. Please discuss in further detail your activities in this regard.

Response: We respectfully note your comment and have revised the section entitled “Description of Properties” to provide additional details regarding how the Company evaluates the economic performance of its company-owned stores.

Franchised Stores, Page 2

14.	Comment: Please discuss your franchise terms.

Response: We respectfully note your comment and have updated the disclosure to discuss the Company’s franchise terms.

Growth Strategy, page 2

15.	Comment: Please revise the following captions as they are self-promoting in nature:

•	“Continuing to increase brand recognition and customer loyalty.”

•	“Continuing to increase comparable same store sales and operating margins.”

•	“Continuing to open successful new company-owned stores throughout the country.”

•	“Continuing to expanding our franchise operations.”

Response: We respectfully note your comment and have revised the captions accordingly.

16.	Comment: Please discuss in further detail your relationships with other distribution channel partners and how you are further expanding your brand awareness outside your existing markets.

Response: We respectfully note your comment and have revised the registration statement to indicate that the Company does not currently have relationships with other distribution channels but are in the process of forming such relationships in hopes of expanding its brand awareness outside its existing markets.

17.
Comment: Please discuss in further detail the new proprietary products you plan to introduce, when you expect to introduce them and if you anticipate that they will constitute a material part of your sales mix. We note your discussion of products you have already introduced on page 3. Indicate the current status of any development.

Response: We respectfully note your comment and have updated the discussion of new proprietary product development and indicated the current status of such development.

18.
Comment: We note that you will seek to exploit distribution channels such as grocery stores, mass merchandisers, office coffee providers, airlines, hotels and college campuses to boost sales and brand recognition. Please indicate how and when you anticipate doing this. If you have engaged in any activities toward this end, please describe. Indicate the current status in this regard.

Response: We respectfully note your comment and have revised the registration statement to indicate how and when the Company anticipates exploiting other distribution channels.

19.	Comment: Please explain “stand-alone pad spaces.”

Response: We respectfully note your comment and have revised the registration statement to explain “stand-alone pad spaces.”

Coffee Beans, page 4

20.	Comment: Please describe the extent to which you control coffee purchasing, roasting and packaging, and the distribution of coffee used in your operations.

Response: We respectfully note your comment and have revised the disclosure to include details about the extent to which it controls its coffee purchasing, roasting and packaging, and the distribution of coffee used in its operations.

21.	Comment: Please indicate where your coffee beans come from and what arrangements you have to insure a continuous supply.

Response: We respectfully note your comment and have revised the disclosure to indicate where its coffee beans typically come from and the arrangements it has made to ensure a continuous supply.

22.	Please clarify through what date you have an adequate supply of green coffee, based on your commitments and existing inventory.

Response: We respectfully note your comment and have updated the disclosure to indicate the date through which we will have an adequate supply of green coffee.

Employees, page 6

23.
Comment: We note the number of your employees. Please describe their duties. Indicate how many are involved in the various aspects of your business, such as evaluating franchise locations, purchasing products, serving customers in your stores, etc.

Response: We respectfully note your comment and have updated the disclosure to indicate the number of employees as well as their duties.

Risk Factors, page 6

24.
Comment: Several of your risk factor captions merely state facts and do not describe the risks in concrete terms. For example, the caption “If we fail to continue to develop and maintain our brand, our business will suffer” does not explain that if your brand-building strategy is unsuccessful, these expenses may never be recovered, and you may be unable to increase your future revenue or implement your business strategy. The caption “Our growth through franchising may not occur as rapidly as we currently anticipate and may be subject to additional risks” does not describe those risks. Please generally review your risk factor captions and text to ensure that they clearly describe the discrete material risks to you or your investors. Avoid the generic conclusion that your business would be “adversely affected.”

Response: We respectfully note your comment and have reviewed and revised the Company’s risk factor captions and text to more clearly describe the material risk to the Company and its investors.

Risks Related To Our Capital Structure, page 10

25.
Comment: Please include a risk factor concerning the fact that you currently pay JDCO a royalty equal to 75% of gross revenues received each month in connection with the Java Detour Licensing Agreement.

Response: We respectfully note your comment and have revised the Java Detour Licensing Agreement disclosure to accurately reflect the fact that Java Detour, a California corporation and wholly-owned subsidiary of JDCO, Inc., is the entity responsible for paying the royalty due pursuant to the Java Detour Licensing Agreement to JDCO. The Company has no such obligation to pay a royalty fee to JDCO.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 14

26.
Comment: In connection with the strategic agreements you have signed to expedite your national expansion which you refer to under Company-Owned Stores on page 2, please expand your discussion here to address your financial obligations under these agreements and how you expect to meet them. Also address the other key elements of your strategic planning. We note your discussion under Liquidity and Capital Resources.

Response: We respectfully note your comment and have expanded the discussion to address the Company’s financial obligations under the strategic agreements and other key elements of its strategic planning.

27.
Comment: Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Response: We respectfully note your comment and have included the omitted information required pursuant to Item 303(b)(1) of Regulation S-B in the Management’s Discussion and Analysis or Plan of Operations.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27

28.
Comment: Please discuss clearly and in further detail the background of the reverse merger. Indicate the identity of the shareholders involved, the reasons for the merger and the basis on which the terms were determined. Please make clear the significance that 75% of your monthly gross revenues are paid to JDCO.

Response: We respectfully note your comment and have revised the disclosure to provide more details regarding the background of the reverse merger. Please refer to the Company’s response to the Staff’s comment #25 regarding the monthly gross revenues paid to JDCO.

29.	Comment: Please specify whether the disclosed transactions were made on terms as favorable to you as available in arms’ length transactions in the marketplace.

Response: We respectfully note your comment and have specified that the disclosed transactions were made on terms as favorable as available to the Company in arms’ length transactions in the marketplace.

Item 8. Description of Securities, page 29

30.	Comment: Please give the approximate number of your shareholders. See Item 201(b) of Regulation S-B.

Response: We respectfully note your comment and have included the omitted information required pursuant to Item 201(b) of Regulation S-B.

31.	Comment: Please provide the information regarding dividends described in Item 201(c) of Regulation S-B.

Response: We respectfully note your comment and have included the omitted information required pursuant to Item 201(c) of Regulation S-B.

Other

32.	Comment: It does not appear you have provided the information concerning disclosure controls and procedures required by Item 307 of Regulation S-B. Please revise.

Response: We respectfully note your comment; however, after further review of the requirements for Form 10-SB, we did not find that Item 307 is a required disclosure item.

Consolidated Financial Statements of JDCO, Inc., page F-1

Consolidated Balance Sheet, page F-3

33.	Comment: Please explain the meaning of the phrase “Substantially Pledged” that appears on the face of your balance sheet.

Response: We respectfully note your comment regarding the meaning of “Substantially Pledged” as it appears on the face of our balance sheet. It means that a considerable amount of the Company’s assets are pledged as security for its debt. The Company has updated its disclosures to include this meaning.

34.
Comment: Please tell us your basis in GAAP for classifying the due from stockholders line item as an asset as opposed to as a reduction of equity. Regardless of classification, please disclose the nature and repayment terms of the receivables, the shareholders intent to repay, and whether the receivables are collateralized and interest-bearing. Please reference, by analogy, SAB Topic 4-G.

Response: We respectfully note your comment and have considered SAB Topic 4-G. Beginning in 2006, subsequent to the audited balance sheet presented, the original stockholders paid for and contributed leasehold improvements into newly constructed Java Detour locations. The cost of these improvements exceeded the amounts owed to JDCO, Inc. by the stockholders and the balances have been paid in full as of September 30, 2006. The Company did not charge interest on these balances. The Company has updated its disclosures to include the stockholders’ intent to repay.

Notes to Audited Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

35.
Comment: Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales.

Response: We respectfully note your comment and have updated the Company’s disclosures to include the types of expenses included in the cost of sales and selling, general and administrative expenses line items. The Company has disclosed where it includes costs of its distribution network.

36.	Comment: Please disclose the types of expenses included in controllable and noncontrollable store expenses.

Response: We respectfully note your comment and have updated the Company’s disclosures to include the types of expenses included in controllable and noncontrollable store expenses.

Stock Based Compensation, page F-7

37.
Comment: We note your disclosure on page 15 that you issued Hunter World Markets, Inc. shares of common stock for consulting services rendered. Please tell us how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance;

Response: We respectfully note your comment. The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96- 18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services" ("EITF 96-18"). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement. The Company has updated our disclosures to include its accounting policy for the issuance of equity instruments for goods or services to other than employees.

Revenue Recognition, page F-9

38.	Comment: Please tell us and disclose the nature and terms of your Regional Director Marketing Agreement and how your revenue recognition policy for regional director fees complies with GAAP.

Response: We respectfully note your comment in regards to the Company’s “Regional Director Marketing Agreement.” This has been incorrectly labeled and it is actually “Area Development Agreement;” the fees associated should be “Area Development Fees” and not “Regional Director Fees.”

The Company entered into its only “Area Development Agreement” as of the periods presented during 2002. Under the terms of this agreement, the franchisee will open five stores in five years in the area covered by the agreement and will pay the Company an area development fee, which was paid in July 2002. In addition to the area development fee, the franchisee is required to pay an initial franchise fee for each store opened in accordance with the agreement. The first store under the agreement was opened in January 2003, followed by the second in July 2004 and the third in January 2005. As of the periods presented the two remaining stores under the agreement have not been opened.

The areas covered under the agreement are the states of Wisconsin and Minnesota and the term of the agreement is ten years, with no renewal provision. The franchisee is required to enter into a separate Unit Franchise Agreement for each store it opens. The Company must approve this before such store can be opened. The franchisee is required to provide us with each site selection and we have the right to approve each site.

The Company accounts for revenue earned from its Area Development Agreements as well as for initial franchise fees in accordance with SFAS No. 45 “Accounting for Franchise Fee Revenue” (“SFAS 45”). SFAS 45 requires franchisors to recognize revenue from individual and area franchise sales only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. As disclosed on page F-9, “Regional director fee income is recognized on a pro rata basis of the required quota of stores to be opened upon the Company’s material and substantial obligations under the Regional Director Marketing Agreement, which usually occurs upon the Company’s approval of applicants to become franchisees provided by the Regional Marketing Director.” To date the Company has recognized 3/5 of the area development fee as three of the five required stores have been opened. Based upon its interpretation, this is in accordance with the provisions of SFAS 45 and the Company has updated its disclosure to cite such guidance as well as for the change of agreement and fee names.

39.
Comment: We note your disclosure on page 4 that you offer coupons to customers. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Response: We respectfully note your comment. The incentives the Company offers to its customers consist of two items, Reward/Gift Cards and 2 for 1 Coupons. The Company’s rewards/gift card rewards customers for dollars spent at Java Detour stores. Every time a customer makes a purchase and presents their card, the value of their purchase is tracked on the card. Each time a customer spends at least $35.00, $3.50 is loaded on their card and can be used toward future purchases. This constitutes approximately 99% of all discounts. Occasionally the Company will promote Java Detour® in local markets and publish “Buy one drink and get the second drink free” in newspapers and local coupon books, which are redeemable at any Java Detour store. The Company accounts for these discounts in accordance with EITF 01-09 as a reduction in revenue and the above rewards and/or discounts are included in the line item “Sales and other operating revenues” in its Consolidated Statements of Operations. The Company has amended the revenues line item in the Form 10-SB to state “Sales and other operating revenues, net”. The Company has updated its disclosures to include its accounting policy for these types of arrangements.

Earnings Per Share, page F-10

40.
Comment: Earnings per share data in your financial statements should be presented in accordance with SPAS 128. Accordingly, in future filings that include earnings per share in the financial statements, please disclose, for each period presented, a reconciliation of the numerators and denominators of basic and diluted earnings per share computations.

Response: We respectfully note your comment and reference to SFAS 128. In future filings the Company will follow the guidance of SFAS 128 and disclose, for each period presented, a reconciliation of the numerators and denominators of basic and diluted earnings per share computations so long as the dilutive securities are included in dilutive earnings per share and not anti-dilutive.

Recently Issued Accounting Pronouncements, page F-10

41.
Comment: We note several instances here and elsewhere in your filing where you indicate you are in the process of determining or have not determined the impact that a recently issued accounting pronouncement will have on your financial statements. Considering that several of the cited pronouncements are effective for the periods presented and are required to be adopted, we do not understand why the impact of those pronouncements on your financial statements is still undetermined.

Response: We respectfully note your comment. With the exception of SFAS No. 157 which is effective for fiscal years beginning after November 15, 2007, the Company has updated the disclosures related to SFAS 154 as well as SFAS 153 to include its belief of what the impact of these pronouncements will have on its financial statements.

Note 5 - Notes Receivable, page F-12

42.
Comment: We note that you recognized a gain of approximately $300,000 from the sale of one of your stores and recorded a note receivable from the buyer. In regards to this sales transaction, please provide us with the following information:

•
Please tell us and disclose the interest rate on the note receivable. If the note receivable is not interest-bearing or bears other than a market rate of interest, ‘please confirm that you imputed interest at an appropriate rate at the date the receivable arose and that the receivable was recorded at fair value. If applicable, please note that the difference between the present value and the face amount of the note receivable should be treated as a discount or premium and amortized as interest expense. Refer to APB 21; and

•
Please help us understand why you classified the gain on sale within sales and other operating revenues as opposed to as a component of other income. Since it appears that the sale of the store was not generated within the normal course of your business activities, we believe classification of the gain in other income is appropriate.

Response: We respectfully note your comment and provide the following requested information. The term of the note receivable is ten years and it bears interest at the rate of 6% annually. The Company believes this interest rate represents a market rate of interest and therefore no additional interest needs to be imputed. The Company has updated its disclosures to include these terms of the note receivable.

In addition to franchising its stores through Java Detour (a California corporation) which is a subsidiary of JDCO, Inc., JDCO, Inc. currently owns eleven Java Detour stores. The Company’s intent in owning these stores is not only to run them for a profit but to sell these stores to potential buyers after the Company has generated a name for itself. That being said, the Company believes that selling the Bakersfield store was in the normal course of its business and is appropriately treated and recorded in sales for the year ended December 31, 2005.

Note 7 - Lease Commitments, page F-15

43.	Comment: Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

Response: We respectfully note your comment. The Company has reviewed paragraph 16d. of SFAS 13 and updated its disclosures regarding its operating leases to include a general description of its leasing arrangements, including the existence of renewal or purchase options and escalation clauses.

Note 11- Income Taxes, Page F-16

44.
Comment: Please review your income tax disclosures to ensure they fully comply with paragraphs 45-47 of SFAS 109. Your tables in the middle and at the bottom of page F-17 do not appear to reconcile to the face of your statements of operations or comply with SFAS 109.

Response: We respectfully note your comment and the Company has reviewed its income tax disclosures and updated its disclosures and tables to ensure the tables reconcile to the face of its statements of operations and the disclosures and tables comply with SFAS 109, specifically paragraphs 45-47.

45.
Comment: Considering the existence of negative evidence under SFAS 109, such as your operating losses in fiscal year 2004 and for the nine months ended September 30, 2006, please explain in detail why you do not have a full valuation allowance on your deferred tax assets. Specifically discuss the negative and positive evidence under SFAS 109 that you considered in your evaluation. As noted in paragraph 103 of SFAS 109, a cumulative loss in recent years may be difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years. Please be detailed in your response.

Response: We respectfully note your comment and provide the following requested information. In reaching a conclusion that the Company did not need a full valuation allowance on its deferred tax asset, the Company considered the existence of both negative and positive evidence under SFAS 109. The negative evidence that it observed were its recurring net losses over the last two years and for the nine months ended September 30, 2006. In addition the Company had a minor net loss from operations for the nine months ended September 30, 2006. This evidence is very difficult to overcome not recording a full valuation allowance. The Company believes by greatly reducing its debt burden after completion of its private placement in November, it will become profitable beginning in December 2006. Interest on its debt has accounted for a majority of, if not all, of its net loss over the last two years. The Company had income from operations for the year ended December 31, 2005 of $201,784 and the loss from operations for the nine months ended September 30, 2006 was only $36,368. The Company anticipates pre-tax earnings for 2007 to be approximately $250,000.  Looking forward to 2008 the Company believes the royalty stream from the opening of 6 franchise stores in 2007 will increase profitability by another $150,000 in pre-tax earnings versus 2007 along with the growth in same store sales from 2007 to 2008. Although this projection of future taxable income is inherently subjective and is generally not sufficient to overcome the negative evidence for a full valuation allowance, the Company feels this projection, along with its debt reduction thereby reducing its interest expense dramatically as well as its history of income from operations does provide sufficient evidence to overcome a full valuation allowance. The Company does believe the negative evidence is significant which is why we have recorded a partial valuation allowance but it does not feel the evidence supports recording a full valuation allowance as the Company believes it will take advantage of its deferred tax asset in the near future.

46.	Comment: Since your deferred tax assets comprise a significant portion of your total assets, please disclose the following information regarding the realizability of your deferred tax assets:

•
The minimum amount of future taxable income that would need to be generated to realize the deferred tax assets and whether the existing levels of pretax earnings for financial reporting purposes are sufficient to generate that minimum amount of future taxable income;

•	The operating improvements necessary to realize the deferred tax assets;

•
The historical relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, including the nature and amount of material differences between such amounts. You may consider using a table format to reconcile pretax income and taxable income for each year the financial statements are presented;

•	The expected timing of reversal of significant deferred tax assets arising from deductible temporary differences;

•	The tax planning strategies that would be available to generate future taxable income if you were unable to generate sufficient future taxable income from ordinary and recurring operations; and

•	The effect that income tax payments would have on your liquidity and capital resources.

Response:

•
We respectfully note your comment and provide the following information requested. The minimum amount of future taxable income that would need to be generated to realize the Company’s entire deferred tax asset of $481,652 as of December 31, 2006 would be $1,124,304. The Company believes that based upon its current levels of pretax earnings, it may not recognize this asset in the near term; however, based upon its recent reduction in debt and its current levels of operating income, the Company does believe it will generate this minimum amount of revenue. The first operating loss carry-forward does not expire until 2012 for state purposes and 2022 for Federal purposes. The Company strongly believes it will achieve this minimum level of income to be able to recognize this deferred tax asset prior to the expiration of the operating loss carry-forwards.

•
We respectfully note your comment and provide the following requested information. The Company believes in order to realize the deferred tax assets it will need to make some operating improvements, such as decreased cost of sales and marketing expenses and increased overall revenues. As for increasing overall revenues it anticipates achieving these improved results through increased store sales and revenues from licensing and franchise agreements.  It opened three new stores during 2006, beginning in June 2006.  Newer stores typically increase revenues each month as compared to the previous month and the Company anticipates these stores to each grow to approximately $500,000 in sales for the year 2007.  The Company is also targeting its marketing efforts for the newer stores, with direct mailer coupons, radio advertising and coupons in various publications to promote the new stores and increase sales.  The Company has also signed two Master License Agreements and recorded a combined “Deferred Revenue” of $375,000, which it anticipates meeting its obligations during the summer of 2007 and will recognize the “Deferred Revenue” as revenue by the end of the third quarter.  In addition, the Company has agreed in principle to sell another territory under a “Master License Agreement” for $1,000,000 and has received $100,000 deposit to this date and anticipates recognizing this as revenue during 2007.

As for expenses the Company expects its cost of sales to decline as the four new stores in the Las Vegas market are able to benefit from volume discounts from mass purchasing.  As the Master Licensee begins opening stores in Las Vegas these costs will continue to go down.  In the California market the Company is in the process of re-branding its original stores, completing all deferred maintenance and combined with increased marketing we expect to achieve its sales goals.  Additionally, the Company is building storage units in 2 locations and will be able to reduce cost of sales from fewer deliveries to each location, 2 deliveries per month as compared to 4 deliveries per month.

The Company is also anticipating 5 new franchise stores to open during 2007 and from each of these openings it will collect a 4% royalty and additional revenue from the sales of coffee beans, syrups, cups and coffee equipment.

•
We respectfully note your comment and have updated the Company’s disclosure to include a table which shows the historical relationship between pre-tax earnings for financial statement reporting purposes and taxable income for income tax purposes, which includes the nature and amount of material differences between such amounts. Please see the footnote disclosure.

•	We respectfully note your comment; however, the Company does not have any significant deferred tax assets arising from deductible temporary differences.

•	We respectfully note your comment; however, it is not appropriate at this time to review possible tax planning strategies as they currently do not apply to the Company.

•
We respectfully note your comment and provide the following requested information. Since the Company has net operating loss carry-forwards it will not be utilizing the entire deferred tax asset in calendar year 2007.  In light of this, the Company does not anticipate the need to remit income taxes for this period.  Hence, its liquidity and capital resources will not be impacted. If it was required to make income tax payments, at this point in time, it would not significantly impact the Company’s liquidity or its capital resources due to its large cash position; however, as of December 31, 2005 and September 30, 2006 it would have.

Unaudited Consolidated Financial Statements, page F-21

Notes to Unaudited Consolidated Financial Statements, page F-25

Note 14 - Private Placement and Proposed Reverse Merger, page F-38

47.
Comment: We note that you completed a $10 million private placement of units and that each unit consisted of four common shares and one warrant entitling the holder to purchase a. share of common stock at an exercise price of two times the purchase price attributable to one share of common stock. Please provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuance. In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11 a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19, particularly paragraphs 14-18 regarding settlements in registered shares, in arriving at your conclusion. Please ensure you explain the written and unwritten settlement alternatives if you are unable to successfully register the underlying shares with the SEC. Please also clarify for us if liquidated damages are to be paid to the warrant holders regardless of whether the holders exercise the option and receive registered shares. This comment also applies to the warrants to purchase 2,000,000 shares of common stock issued to Hunter World Markets, Inc. and the five-year warrants to purchase 500,000 shares of common stock issued to an affiliate of Hunter World Markets, Inc. as part of your bridge financing transaction.

Response: We respectfully note your comment and provide the following information requested. In determining the accounting treatment for the warrants issued in the units sold in the Company’s $10 million private placement, it reviewed the provisions of SFAS 133 and determined that the warrants met the definition of a derivative instrument under paragraph 6 of SFAS 133. Upon further review of SFAS 133, it determined that the warrants are not derivative instruments under paragraph 11.a. of SFAS 133 and are therefore exempt from the provisions of SFAS 133.

The Company has reviewed EITF 00-19 and believes the warrant should be treated as permanent equity as it meets all requirements of paragraphs 12-32 of such guidance. The warrant is indexed to and potentially settled in the issuer's own stock and permits gross physical or net-share settlement with no net-cash settlement alternative. Furthermore, under paragraph 14, the warrant allows the holder to purchase shares of common stock at $2.00 per share. Although the shares underlying the warrant are subject to a registration rights agreement, the holder can exercise the warrant at any time and receive unregistered shares. Therefore, the warrant meets the condition of paragraph 14 to be recorded as permanent equity. Under paragraphs 15-17, if the warrant holder exercises the warrant they receive the same number of shares regardless of whether or not those shares are registered and there is no additional penalty under the warrant. Based upon this, the warrant meets the conditions of paragraphs 15-17 to be recorded as permanent equity. Lastly, under paragraph 19, the warrant does not require the delivery of shares at settlement to be registered as of the inception of the warrant; however, there are no further timely filing or registration requirements under the warrant. Based upon this, the warrant does not meet the requirement of 00-19 that share delivery be within the control of the Company, pertaining specifically to paragraph 19 because it does not require the shares to be registered at inception of the warrant; however, since the Company will deliver the same number of shares to the warrant holder upon exercise regardless of whether or not the shares are registered, the share delivery is within the its control and further supports recording the warrant as permanent equity.

If the Company is unable to register the shares underlying any of the warrants, the holders of those warrants are still able to exercise, but will receive unregistered shares of our common stock. They will receive the same number of shares upon exercise regardless of whether they are registered or unregistered. If the Company is unable to register the shares, it will be required to pay the warrant holders (from the private placement) liquidated damages in cash, equal to 1.5% of the subscription amount for each investor per month for as long as the Company is in default under the agreement. The investment banker has valued the subscription amount attributed to the warrants as 10% of the total subscription amount or $1,000,000. The liquidated damages equates to $15,000 per month plus interest at the rate of 12% per annum, accruing daily. There is no cap on this amount. For the warrants to purchase 2,000,000 shares of common stock issued to Hunter World Markets, Inc. and the five-year warrants to purchase 500,000 shares of common stock issued to an affiliate of Hunter World Markets as part of the bridge financing, if the Company is unable to register the stock underlying these warrants, it will be required to pay them liquidated damages in cash equal to 1.5% of the subscription amount. Since neither of these required subscription amounts, the Company believes the fee will be the percentage of the value of the warrants. The value of the warrants will be based upon the same value as that of the investor warrants, which equates to $.40 for each warrant, giving total value of the 2,000,000 warrants granted to Hunter World Markets of $800,000 and a monthly liquidated damages amount of $12,000. The total value of the 500,000 warrants granted to an affiliate of Hunter World Markets would be $200,000 with monthly liquidated damages of $3,000.

The Company has amended its disclosures to include its policy for accounting for warrants granted in connection with equity offerings, warrants granted in connection with debt, warrants granted as an offering cost and its policy for accounting for liquidated damagers under registration rights agreements.

48.
Comment: We note that you paid an affiliate of Hunter World Markets, Inc. $1,000,000 in commissions as compensation for securities sold in the private placement. Citing authoritative accounting guidance, please tell us how you accounted for the commissions provided to Hunter.

Response: We respectfully note your comment and confirm that the Company has accounted for the $1,000,000 in commissions paid as compensation for securities sold in the private placement in accordance with Staff Accounting Bulletin No. 5.A. As a result the Company has recorded a reduction of the gross proceeds received in the offering as a reduction to additional paid in capital.

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Michael Binninger, Java Detour, Inc.
Anita Karu, SEC